UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 8-A/A
Amendment No. 5

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

_____________________________

CONTINENTAL AIRLINES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	1600 Smith Street, Dept. HQSEO Houston, Texas 77002 (Address of principal executive offices) (Zip Code)	74-2099724 (I.R.S. EmployerIdentification No.)

_____________________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Class B Common Stock, par value $.01 per share	New York Stock Exchange

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

Securities Act registration statement file number to which this form relates: _______________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Continental Airlines, Inc., a Delaware corporation (“Continental”), is filing this amendment number 5 to its registration statement on Form 8-A relating to Continental’s Class B Common Stock, $.01 par value per share (the “Common Stock”), to eliminate all references to the Rights Agreement and the Rights (each as defined below).

On November 20, 2008, the Amended and Restated Rights Agreement, dated as of November 15, 2000 (the “Rights Agreement”), between Continental and Mellon Investor Services LLC (as successor to ChaseMellon Shareholder Services, LLC.), and the related rights (the “Rights”) to purchase Series A Junior Participating Preferred Stock, expired by their terms.  As a result, each outstanding share of Common Stock is no longer accompanied by a Right.

Item 1.	Description of Registrant’s Securities To Be Registered.

Continental’s Amended and Restated Certificate of Incorporation  (as amended to date, the “Amended and Restated Certificate”) authorizes the issuance of up to 400 million shares of Common Stock and 10 million shares of Preferred Stock, $.01 par value per share (the “Preferred Stock”).

The holders of Common Stock will be entitled to one vote per share on all matters submitted to a vote of stockholders. Shares of Common Stock may not be voted by or at the direction any person who is not a “citizen of the United States” (as defined in 49 U.S.C. 40102(15)) unless such shares are registered on the separate stock record maintained by Continental for the registration of ownership of Voting Stock (as defined in the Amended and Restated Bylaws of Continental, as amended from time to time (the “Bylaws”)) by non-United States citizens. Shares may not be registered in such stock record to the extent that the voting power of all shares so registered would exceed the maximum percentage of voting power that non-United States citizens may exercise under applicable United States law, which maximum percentage is 25% as of the date hereof. The Bylaws of Continental (a copy of which is incorporated by reference to Exhibit 3.2 hereto) provide procedures for registration in such stock record.

Subject to preferences that may be granted to holders of Preferred Stock, holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of Continental out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Continental, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference that may be granted to the holders of any Preferred Stock.

Additional shares of Common Stock may be issued as approved by the Board of Directors of Continental up to the number of shares authorized in the Amended and Restated Certificate, as amended from time to time. Other than as set forth below, holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares of other securities, and there are no redemption provisions with respect to such shares.

The Amended and Restated Certificate provides that the number of directors of Continental (excluding directors elected by holders of Preferred Stock, if any) shall consist of such number of directors as may be determined from time to time by the Board of Directors in accordance with the Bylaws. The Board of Directors currently consists of 10 directors. Holders of Common Stock shall elect all directors of Continental (excluding directors, if any, who may in the future be elected by holders of Preferred Stock).

The Bylaws require that stockholders seeking to make nominations for directors or proposals for action at a stockholders meeting deliver notice thereof to Continental during certain specified periods in advance of the meeting and follow certain other specified procedures. The Amended and Restated Certificate provides that Continental is not governed by Section 203 of the General Corporation Law of the State of Delaware.

Under the Amended and Restated Certificate, the Board of Directors of Continental has the authority by resolution to issue up to 10 million shares of Preferred Stock, in one or more series, and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders of Continental. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, issuance of Preferred Stock could result in a class of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation, and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

The description of Continental’s capital stock set forth above is not meant to be complete, and is qualified by reference to Continental’s Amended and Restated Certificate and Bylaws.

Item 2.	Exhibits

           Reference is made to the Exhibit Index that immediately precedes the exhibits filed with this registration statement.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CONTINENTAL AIRLINES, INC.

Dated: November 21, 2008	By:	/s/ Lori A. Gobillot
	Name:	Lori A. Gobillot
	Title:	Staff Vice President and Assistant General
Counsel

EXHIBIT INDEX

Exhibit                                                                        Description

3.1
Amended and Restated Certificate of Incorporation of Continental, as amended through June 6, 2006 - incorporated by reference to Exhibit 3.1 to Continental's Annual Report on Form 10-K for the year ended December 31, 2006 (File no. 1-10323).*

3.1(a)	Certificate of Designation of Series A Junior Participating Preferred Stock, included as Exhibit A to Exhibit 3.1.*
3.1(a)(i)
Certificate of Amendment of Certificate of Designation of Series A Junior Participating Preferred Stock - incorporated by reference to Exhibit 3.1(b) to Continental's Annual Report on Form 10-K for the year ended December 31, 2001 (File no. 1-10323).*

3.1(a)(ii)
Certificate of Increase - Series A Junior Participating Preferred Stock - incorporated by reference to Exhibit 3.1(a)(ii) to Continental's Quarterly Report on Form 10-Q for the period ended June 30, 2008 (File no. 1-10323).*

3.2
Amended and Restated Bylaws of Continental, effective as of November 20, 2008 - incorporated by reference to Exhibit 3.2 to Continental's Current Report on Form 8-K dated November 20, 2008 (File no. 1-10323).*

4.1	Specimen Class B Common Stock Certificate of Continental.**
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*           Previously filed.
**           Filed herewith.